Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

February 26, 2020

VIA E-MAIL ATTACHMENT

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Sharing Economy International Inc.
Preliminary Information Statement on Schedule 14C Filed January 31, 2020
File No. 001-34591

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Sharing Economy International Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 8, 2020. Reference is made to the Information Statement on Schedule 14C filed on January 31, 2020 (the “Schedule 14C”).

The Company filed Amendment No. 1 to the Schedule 14C on February 26, 2020.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Preliminary Information Statement on Schedule 14C

General

1. It appears that this increase in authorized shares of common stock is related to your share exchange agreement with Peak Equity International Limited and all of the Peak Equity International Limited shareholders. Therefore, please revise your information statement to provide the information required by Items 13 and 14 of Schedule 14A. Alternatively, provide a detailed legal analysis of why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

Company response: Securities Exchange Act Rule 12b-23 allows for incorporation by reference, and, at the top of page 8 of the Schedule 14C, the Company incorporated its Current Report on Form 8-K, filed with the Commission on January 3, 2020, which included the information required by Items 13 and 14 of Schedule 14A.

Amendment No. 1 to Current Report on Form 8-K, filed with the Commission on February 10, 2020, has been incorporated by reference into Amendment No. 1 on the Schedule 14C.

Additionally, the Commission’s Manual of Publicly Available Telephone Interpretations, Item 41 (Schedule 14A, Item 13), states “A proxy statement seeking shareholder approval of an increase in authorized common shares and the elimination of an authorized but unissued class of preferred stock would not require the inclusion or incorporation of financial statements. See Item 13, Instruction 1 of Schedule 14A.”

Information on Consenting Stockholders, page 2

2. You disclose that the 182,305,462 shares held by the consenting stockholder constitutes approximately 90.8% of the issued and outstanding shares of Sharing Economy’s common stock. It appears that 182,305,462 shares constitutes 72.9% of your 250,000,000 issued and outstanding shares, which is what you disclose in the table on page 2. Please revise your disclosure to be consistent.

Company response: The Company has revised its disclosure on page 2 in compliance with this comment.

Security Ownership of Certain Beneficial Owners and Management, page 2

3. Currently, your beneficial ownership table disclosure appears to assume the issuance of the remaining shares to be issued pursuant to the Peak Equity share exchange agreement and gives effect to the proposed amendment to your articles of incorporation that will increase your number of shares of common stock authorized for issuance to 7.45 billion. Since these shares have not yet been issued and the amendment to your articles has not yet taken effect, please also provide separate beneficial ownership disclosure based on your current number of shares of common stock that are issued and outstanding and authorized for issuance.

Company response: The Company confirms that on page 2, (i) the beneficial ownership table does not assume the issuance of the remaining shares, and (ii) the beneficial ownership disclosure is based on the Company’s current number of shares of common stock that are issued and outstanding and authorized for issuance.

Executive Compensation, page 3

4. Please update all of your executive compensation disclosure for fiscal year 2019.

Company response: The Company has updated its executive compensation disclosure on page 3 in compliance with this comment.

I. Amendment to the Articles of Incorporation..., page 6

5. The table you provide in this section discloses that you will have 6,950,000,000 shares of common stock authorized and reserved for issuance after the amendment to your articles to increase your number of authorized shares. Please reconcile this amount with your other disclosure on page 6 and elsewhere that indicates that you are still obligated to issue 7,018,360,787 shares of common stock pursuant to the Peak Equity share exchange agreement.

Company response: The Company has revised its disclosure on page 6 in compliance with this comment.

6. Please revise to disclose the dilutive effect of the increase in authorized shares of common stock and the issuance of the shares of common stock that you are obligated to issue pursuant to the Peak Equity share exchange agreement. Include disclosure in this section that provides the exact amounts of the dilutive effect of this issuance on earnings per share and the book value per share of your common stock. In addition, revise to include the percentage by which the existing stockholders´ ownership will decrease upon this issuance.

Company response: The Company has added disclosure on page 7 in compliance with this comment.

7. Please include a form of the planned amendment to your articles of incorporation with your next filing.

Company response: The Company has attached its Certificate of Amendment to its Articles of Incorporation as Appendix A.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo